SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              21st March, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 21st March, 2005 re: Director Shareholding






                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

JOHN ERIC DANIELS


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. J.E. Daniels:     252,792
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):      2,169


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 18th March 2005, 57,737 ordinary shares of 25 pence each were acquired for Mr. Daniels at 479p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 18th March 2008.

Also on 18th March, 2005, a conditional award of 195,720 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Daniels on the release date will depend on the extent to which the relevant performance target is met.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES OF 25p EACH


12. Price per share

N/A - SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

MR. J.E. DANIELS:      252,792
LTSBRCNL AESOP1:      2,169
HSOTC:      57,737

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

2,699,270


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY                         020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

21ST MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

MICHAEL EDWARD FAIREY


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. Fairey:     69,159
Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):     1,079
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):      1,711
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):     5,932


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 18th March 2005, 31,901 ordinary shares of 25 pence each were acquired for Mr. Fairey at 479p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 18th March 2008.

Also on 18th March, 2005, a conditional award of 108,140 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Fairey on the release date will depend on the extent to which the relevant performance target is met.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES OF 25p EACH


12. Price per share

N/A - SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6

15. Total holding following this notification

Mr. Fairey:     69,159
LTSBSSTL:     1,079
LTSBRCNL AESOP1:     1,711
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):     5,932
HSOTC:      31,901

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

2,210,376


23. Any additional information

-


24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

21ST MARCH, 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

MR. ARCHIBALD GERALD KANE


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr. A.G. Kane:     94,125
    Miss D.M. Muirhead (Mrs. Kane):       613
    Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):      1,079
    Lloyds TSB Registrars Corporate Nominee Limited
    AESOP1 account (LTSBRCNL AESOP1):      2,169
    Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
     - Mr. Kane: (Single company maxi ISA):     1,055


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 18th March 2005, 22,171 ordinary shares of 25 pence each were acquired for Mr. Kane at 479p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 18th March 2008.

Also on 18th March, 2005, a conditional award of 75,156 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Kane on the release date will depend on the extent to which the relevant performance target is met.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES ON 25p EACH


12. Price per share

N/A - SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

    Mr. A.G. Kane:     94,125
    Miss D.M. Muirhead (Mrs. Kane):       613
    LTSBSSTL:      1,079
    LTSBRCNL AESOP1:      2,169
    LTSBR(I)NL:
    - Mr. Kane: (Single company maxi ISA):      1,055
    HSOTC:     22,171

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

1,887,352


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY                         020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

21ST MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

GEORGE TRUETT TATE


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                     701


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 18th March 2005, 22,710 ordinary shares of 25 pence each were acquired for Mr. Tate at 479p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 18th March 2008.

Also on 18th March, 2005, a conditional award of 76,982 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mr. Tate on the release date will depend on the extent to which the relevant performance target is met.


7. Number of shares / amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDIANRY SHARES OF 25p EACH


12. Price per share

N/A - SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

LTSBRCNL AESOP1:                 701
HSOTC:      22,710

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

1,113,056


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification
21ST MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

HELEN ALISON WEIR

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
    Mrs Weir: (single company maxi ISA):          1,699


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 18th March 2005, 16,628 ordinary shares of 25 pence each were acquired for Mrs. Weir at 479p per share as bonus shares under the Lloyds TSB performance share plan. Under the performance share plan, the shares are held in the name of Hill Samuel Offshore Trust Company Limited (HSOTC) until the release date, 18th March 2008.

Also on 18th March, 2005, a conditional award of 56,366 performance shares was made to the director under the performance share plan. The actual number of performance shares, if any, which will be received by Mrs. Weir on the release date will depend on the extent to which the relevant performance target is met.


7. Number of shares / amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES OF 25p EACH


12. Price per share

N/A - SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

LTSBR(I)NL:

     Mrs Weir: (single company maxi ISA):           1,699
HSOTC:      16,628
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

861,775


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

21ST MARCH, 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     21st March, 2005